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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.20)



                              AMP INCORPORATED
                         (Name of Subject Company)

                              AMP INCORPORATED
                    (Name of Person(s) Filing Statement)

                         Common Stock, no par value
            (including Associated Common Stock Purchase Rights)
                      (Title of Class of Securities)


                                031897-10-1
                   (CUSIP Number of Class of Securities)

                             David F. Henschel
                            Corporate Secretary
                              AMP Incorporated
                               P.O. Box 3608
                    Harrisburg, Pennsylvania 17105-3608
                              (717) 564-0100
      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                               With a Copy to:

                              Peter Allan Atkins
                              David J. Friedman
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                        New York, New York 10022-3897
                               (212) 735-3000

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      This Amendment No.20 amends and supplements the
 Solicitation/Recommendation Statement on Schedule 14D-9 dated August 21, 1998, as amended (the "Schedule 14D-9"), filed by AMP Incorporated, a Pennsylvania corporation ("AMP"), in connection with the tender offer by PMA Acquisition Corporation, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ("AlliedSignal"), to purchase shares of common stock, no par value, of AMP (the "Common Stock"), including the associated Common Stock Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 25, 1989, and as amended on September 4, 1992, August 12, 1998, August 20, 1998 and September 17, 1998 (the "Rights Agreement"), between AMP and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $44.50 per Share, net to the seller in cash, as disclosed in its Tender Offer Statement on Schedule 14D-1, dated August 10, 1998, as amended, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 1998, and as amended on September 14, 1998 and September 21, 1998, and the related Letter of Transmittal.

      Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 14D-9.

 ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

      Subsection (b) of Item 7 is hereby amended by adding the following paragraphs at the end thereof:

 THE AMP SELF TENDER OFFER

      In furtherance of AMP's goal to provide enhanced value to its shareholders in the nearer term on a basis consistent with the pursuit of its business strategy, the Board, after having had the benefit of discussions with, and the advice of, AMP's management and its financial and legal advisors, at a meeting held on September 28, 1998, approved the commencement of a self tender offer by AMP for up to 30 million shares of Common Stock (including the Rights associated therewith) at a price per Share of $55.00 net to the seller in cash (the "AMP Self Tender Offer"). The AMP Self Tender Offer will be subject to certain conditions, including receipt of the necessary financing (the "Financing Condition"). AMP has received financing commitments for $3.25 billion from affiliates of Credit Suisse First Boston and Donaldson, Lufkin & Jenrette Securities Corporation. The proceeds of this financing will be used to: (i) repurchase shares of Common Stock, (ii) potentially refinance certain existing indebtedness that may be repaid in connection with the AMP Self Tender Offer and related financing, (iii) pay related fees and expenses, and (iv) provide AMP with working capital. AMP expects to obtain this financing from the following sources: (a) proceeds of borrowings under senior secured credit facilities (consisting of $1,750 million of term facilities and a $750 million revolving credit facility) (the "Facilities") to be provided pursuant to a commitment letter, dated September 27, 1998, from Credit Suisse First Boston and DLJ Capital Funding, Inc. (the "Facilities Commitment Letter"); and (b) (i) proceeds obtained from the issuance of up to $750 million of senior notes by AMP (the "Senior Notes") through a private placement pursuant to Rule 144A of the Securities Act of 1933, as amended, and/or (ii) to the extent that the Senior Notes are not sold prior to the purchase of Shares pursuant to the AMP Self Tender Offer, proceeds of borrowings under a bridge loan (the "Bridge Loan") of up to $750 million from Credit Suisse First Boston and DLJ Bridge Finance, Inc., (collectively, the "Bridge Lenders") as contemplated by a commitment letter, dated September 27, 1998, by and among the Company and the Bridge Lenders (the "Bridge Commitment Letter"). The Facilities Commitment Letter and the Bridge Commitment Letter are subject to certain conditions, including, among others, finalization of certain financial terms and other provisions and that AMP shall not have had a change in its Board of Directors resulting in less than a majority of directors being "disinterested directors" (as defined in the Pennsylvania Business Corporation Law). The Financing Condition will be satisfied upon the receipt of the proceeds of the financings referred to above if (i) the availability of such proceeds does not require closing under the Bridge Loan and (ii) the overall final terms of the Senior Notes and the Facilities are satisfactory to AMP. THIS AMENDMENT NO. 20 DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SENIOR NOTES. The Facilities Commitment Letter and the Bridge Commitment Letter are filed as Exhibits 67 and 68 hereto, respectively, and are incorporated herein by reference.

 THE FLEXITRUST ARRANGEMENT

      On September 28, 1998, the Board authorized AMP management to enter into a Trust Agreement (the "Trust Agreement") to establish a grantor trust (the "Trust") to hold shares of Common Stock. The Trust is targeted to free operating cash flow, which would otherwise be used to fund, among other things, cash benefit and compensation requirements, of approximately $1 billion over the next ten years. The Trust will not affect AMP's employee benefit and compensation plans. Pursuant to the terms of the Trust, the shares will periodically be released from the Trust, at which time they may be used in kind to satisfy certain stock-based obligations or sold to raise the cash necessary to fund certain cash-based obligations. The Trust will be administered by a committee consisting of AMP's Chief Financial Officer, General Legal Counsel (or, prior to November 1, 1998, AMP's Associate General Legal Counsel) and Chief Human Resource Officer (the "Trust Committee"). Assets of the Trust remain subject to the claims of AMP's creditors.

      In connection with the establishment of the Trust, AMP expects, pursuant to a Stock Purchase Agreement, to sell to the Trust on or about October 5, 1998, an aggregate of 25 million authorized but unissued shares of Common Stock (the "Trust Shares") for a purchase price of $39 3/16 per Share, the closing price per Share on the New York Stock Exchange on September 25, 1998. The Trust will issue to AMP, as payment for the Trust Shares, a 10-year note payable to AMP in the principal amount of approximately $980 million. AMP will make future contributions to the Trust which, together with dividends paid in respect of the Trust Shares, will be sufficient to allow the Trust to make principal and interest payments due on such note. As principal payments are made on such note, a proportionate number of Trust Shares will become available for use by the Trust in satisfaction of certain benefit and compensation obligations of AMP.

      Generally, Trust Shares held by the Trust will be voted or consented on any matter or tendered in the same proportion that all other shares of Common Stock are voted, consented or tendered. However, in the case of a self tender made by AMP or in the case of a third party tender or exchange offer for less than a majority of all outstanding shares of Common Stock, Trust Shares will be tendered only upon directions of the Trust Committee. The Trust Committee is expected to instruct the trustee of the Trust not to tender the Trust Shares pursuant to the AMP Self Tender Offer or the Amended Allied Signal Offer. Accordingly, after taking into account the repurchase of Shares pursuant to the AMP Self Tender Offer, the Trust is expected to hold approximately 11.7% of the outstanding Shares. The formation of the Trust and issuance of Trust Shares will have no effect on AMP's earnings per share calculation and will not change the number of Shares to be issued under AMP's existing stock-based plans. Creation of the Trust will add no debt to AMP's balance sheet, will increase AMP's equity base over time and will bolster AMP's credit position. A copy of the Trust Agreement and Stock Purchase Agreement are filed as Exhibits 69 and 70 hereto, respectively, and are incorporated herein by reference.

 ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

      Subsection (f) of Item 8 is hereby amended by adding the following paragraph at the end thereof:

      On September 25, 1998, AlliedSignal filed a motion for leave to file a third amended complaint in the United States District Court for the Eastern District of Pennsylvania. Adding to the claims asserted in its earlier complaints, AlliedSignal's proposed third amended complaint challenges the November 16, 1998 record date set by AMP's Board of Directors for the solicitation of consents regarding the Rights Plan Proposal. AlliedSignal asks the Court either to fix a record date of October 15, 1998 for the consent solicitation with respect to the Rights Plan Proposal or to order AMP to fix October 15, 1998 as the record date for that proposal.

 ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits are filed herewith:

      Exhibit
         No.    Description

      65        Text of a press release issued by AMP on September 27, 1998.

      66        Text of a press release issued by AMP on September 28, 1998.

      67 Commitment Letter, dated September 27, 1998, by and between Credit Suisse First Boston, DLJ Capital Funding, Inc. and AMP.

      68 Commitment Letter, dated September 27, 1998, by and between Credit Suisse First Boston, DLJ Bridge Finance, Inc. and AMP.

      69 Trust Agreement, dated September 28, 1998, between AMP and Wachovia Bank N.A.

      70 Stock Purchase Agreement, dated September 28, 1998, by and between AMP and Wachovia Bank N.A. (including, as an Appendix thereto, the form of promissory note).

      71        Text of a letter sent by AMP to its employees on September
                28, 1998.

      72        Information posted by AMP on its Intranet on September 28,
                1998.

      73 Text of materials distributed by AMP to its employees and others.

                                o  o  o

      This document and the exhibits attached hereto contain certain "forward-looking" statements which AMP believes are within the meaning of
 Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and AMP is not aware of any judicial determination as to the applicability of such safe harbor to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that any such forward-looking statements should be considered as subject to the risks and uncertainties that exist in AMP's operations and business environment which could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor'" in AMP's Annual Report on Form 10-K for the year ended December 31, 1997, a copy of which was also filed as Exhibit 19 to the Schedule 14D-9 filed with the SEC. In addition, the realization of the benefits anticipated from the strategic initiatives will be dependent, in part, on management's ability to execute its business plans and to motivate properly the AMP employees, whose attention may have been distracted by AlliedSignal's tender offers and whose numbers will have been reduced as a result of these initiatives.



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


 Dated:  September 28, 1998             AMP Incorporated


                                        By: /s/ Robert Ripp
                                           -------------------------

       Name:  Robert Ripp
                                           Title: Chairman and Chief
                                                  Executive Officer




                               EXHIBIT INDEX

      The following exhibits are filed herewith:

      Exhibit
         No.    Description

      65        Text of a press release issued by AMP on September 27, 1998.

      66        Text of a press release issued by AMP on September 28, 1998.

      67 Commitment Letter, dated September 27, 1998, by and between Credit Suisse First Boston, DLJ Capital Funding, Inc. and AMP.

      68 Commitment Letter, dated September 27, 1998, by and between Credit Suisse First Boston, DLJ Bridge Finance, Inc. and AMP.

      69 Trust Agreement, dated September 28, 1998, between AMP and Wachovia Bank N.A.

      70 Stock Purchase Agreement, dated September 28, 1998, by and between AMP and Wachovia Bank N.A. (including, as an Appendix thereto, the form of promissory note).

      71        Text of a letter sent by AMP to its employees on September
                28, 1998.

      72        Information posted by AMP on its Intranet on September 28,
                1998.

      73 Text of materials distributed by AMP to its employees and others.